UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable

PART I — REGISTRANT INFORMATION

PFSweb, Inc.

(Full Name of Registrant)

Not Applicable

(Former Name if Applicable)

505 Millennium Drive

(Address of Principal Executive Office (Street and Number))

Allen, Texas 75013

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PFSweb, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (the “Q1 2018 Form 10-Q”) within the prescribed time period as the result of the Company’s recent adoption of a new revenue-recognition standard effective starting in the first quarter of 2018 (Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”)), and the Company requires additional time in order to meet its financial reporting disclosure obligations under the new ASC 606 standard. The Company plans to file the Q1 2018 Form 10-Q no later than the fifth calendar day following its original prescribed due date.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas J. Madden	972	881-2900
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its Q1 2018 Form 10-Q will reflect total revenue of $78.4 million in the quarter ended March 31, 2018 compared to $78.8 million for the quarter ended March 31, 2017, and a net loss of $0.7 million for the quarter ended March 31, 2018 compared to a loss of $4.9 million for the quarter ended March 31, 2017. Net loss in the quarter ended March 31, 2018 included $0.1 million of acquisition-related, restructuring and other costs, compared to $2.7 million of acquisition-related, restructuring and other costs in the same period of 2017.

PFSweb, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2018	By	/s/ Thomas J. Madden
Thomas J. Madden
Chief Financial Officer
Chief Accounting Officer
Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).